Dynegy Inc.

601 Travis Street, Suite 1400

Houston, Texas 77002

Phone 713.507.6400

July 14, 2015

VIA EDGAR SUBMISSION AND ELECTRONIC MAIL

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Mara L. Ransom, Courtney Haseley and Lisa Kohl

Re:                             Dynegy Inc.

Amendment No. 1 to Registration Statement on Form S-4

Filed July 8, 2015

File No. 333-204634

Dear Ms. Ransom, Ms. Haseley and Ms. Kohl:

Dynegy Inc., (the “Company”), hereby requests that the effectiveness of the Company’s above-referenced Amendment No. 1 to its Registration Statement on Form S-4 be accelerated to 4:00 p.m. EST on July 16, 2015, or as soon as practicable thereafter.

The Company hereby acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing, please do not hesitate to contact me directly at (713) 767-4747 with any questions or comments regarding this letter.

Sincerely,

/s/ Heidi D. Lewis
Name:	Heidi D. Lewis, Esq.
Title:	Vice President & Group General Counsel-Corporate, Dynegy Inc.

cc:                                Robert C. Flexon, President and Chief Executive Officer, Dynegy Inc.

David Johansen, Esq., Partner, White & Case LLP